Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009

● Revenue up by 82.5% to $267.4 million from $146.5 million in 1Q09 and down by 22.0% compared to 2Q08. Specifically, advanced logic sales from
0.13 micron and 90 nanometer nodes have significantly increased by 135.3%
quarter-over-quarter in the second quarter of 2009.
● Gross margins improved to -4.8% in 2Q09 compared to -88.3% in 1Q09 due to a significant increase in wafer shipments and fab utilization.
● Loss attributable to holders of ordinary shares of $98.1 million in
2Q09, compared to a loss of $178.3 million in 1Q09.
● Fully diluted EPS was ($0.2196) per ADS.

Set out below is a copy of the full text of the press release by the Company on July 28, 2009 in relation to its results for the three months ended June 30, 2009.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – July 28, 2009. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2009.

Third Quarter 2009 Guidance:

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase 14% to 18% QoQ.

•	Operating expenses excluding foreign exchange difference are expected to range from $90 million to $93 million.

•	Capital expenditures expected to range from $60 million to $65 million.

•	Depreciation and amortization expected to be around $199 million to $201 million.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC, remarked, “In the second quarter of 2009, we witnessed strong business recovery on all fronts. Total revenue increased 82.5% quarter-over-quarter, exceeding our originally stated guidance. Our utilization rate increased to 75% in the second quarter as our logic shipments increased by 102% quarter-over-quarter. Advanced logic revenue for 0.13-micron and below grew by more than 135% from the first quarter of 2009, increasing to 41% as a portion of total revenue from 32% in the first quarter. This significant recovery was driven largely by our customers’ strong performances in the communications and consumer segments. Our book-to-bill ratio has been greater than one in the past five consecutive months and new tape outs in the second quarter reached a record high for the last six quarters and are up 58.5% from the first quarter of 2009, preliminarily indicating a sustained recovery.

Second quarter recovery was fueled by recovered customer demand across all regions and robust end demand in Asian markets. Regionally, our Greater China revenue in the second quarter increased by 87.4%, and North America revenue increased by 85.3% quarter-over-quarter. We also saw a healthy increase in our Europe sales this quarter.

In terms of advanced technology development, we have already commenced risk production on our 65nm low-power process in the beginning of the third quarter. In addition, our 45nm low-power technology qualification process is on schedule with products from multiple customers under development, and we plan to pass full-scale technology qualification by the fourth quarter of 2009. Moreover, we have achieved successful completion of our first 45nm high performance GP yield lot, enabling us to further serve our customers with competitive advanced technology. Moving forward, we are confident that our continual efforts to strengthen our technology and overall product mix will lead us to a better position for profitability.

We have maintained a positive EBITDA margin throughout this global economic cyclical downturn. We have also continued to exercise tight control over capital expenditures and enhance our financial position. For the six-month period ended June 30, 2009, we have spent in total $44.9 million on capital expenditures while for the same period, we have generated $121.3 million net cash from operations. Our $190 million annual capital expenditure budget is unchanged. With tight discipline over capital expenditures, we forecast that total depreciation and amortization expense will decline around 13% year-on-year in 2010.

As our customer orders remain strong, we see current momentum for recovery to continue in the third quarter with double-digit revenue growth over the second quarter of 2009. We remain vigilant on our cost controls and continue to focus on enhancing our product portfolio, and commit to strengthening our operational and financial performances on all fronts as we strive toward our goal of achieving profitability.”

Conference Call / Webcast Announcement

Date: July 29, 2009
Time: 8:00 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-614-3672 / 1-800-260-8140 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2009 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning whether a sustained recovery in the economy has begun, , SMIC’s plan to pass full-scale technology qualification for our 45nm low-power process by the fourth quarter of 2009, SMIC’s ability to strengthen our technology and overall product mix, SMIC’s expectations regarding the amount of its capital expenditures in 2009, SMIC’s forecasted decline in total depreciation and amortization expense year-on-year in 2010, current momentum for continued recovery in the third quarter with double-digit revenue growth , and statements under “Depreciation and Amortization”, “Capex Summary” and “Third Quarter 2009 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to strengthen its technology and overall product mix, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, filed with the SEC on June 22, 2009, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries, namely SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of a settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under that settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products. The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 8, 2009.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, namely, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached a settlement agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows.
On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 micron process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal. This appeal is currently pending.

During the pre-trial proceedings in the matter, as noted above under “Overview of TSMC Litigation”, questions arose regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC. Accordingly, the California Court held a preliminary trial on January 13 to 16, 2009, limited to a determination of the terms of the Settlement Agreement and an interpretation of any requirements to “meet and confer” prior to institution of litigation. On March 10, 2009, the Court issued a Statement of Decision finding, in part, that an agreement between the parties was executed on January 30, 2005, and thereafter amended on February 2, 2005, as urged by TSMC. The Company believes the Court’s ruling is erroneous. The ruling may be appealed by SMIC following the filing of a final judgment by the Court in this matter.

On May 1, 2009, the Company filed motions for summary adjudication against TSMC’s claims for breach of promissory notes and violation of the California Uniform Trade Secrets Act. The motions was heard by the Court on July 17, 2009. On July 20, 2009, the Court denied the Company’s motions.

The California Court has further scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 8, 2009.

In the Company’s action in the Beijing High People’s Court, following an unsuccessful challenge to that Court’s jurisdiction by TSMC, the Court has held evidentiary hearings on October 15, October 29, and November 25, 2008. The Court rendered its first-instance judgment on June 10, 2009. Claims of SMIC against TSMC were not supported by the Court in the first-instance judgment. SMIC has appealed the first-instance judgment to the PRC Supreme People’s Court.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a discovery stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its discovery stage, the Company is unable to evaluate the likelihood of an unfavourable outcome or to estimate the amount or range of potential loss.

Summary of Second Quarter 2009 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q09	1Q09	QoQ	2Q08	YoY
Revenue	267,422	146,519	82.5%	342,919	-22.0%
Cost of sales	280,319	275,900	1.6%	322,077	-13.0%
Gross profit (loss)	(12,897)	(129,381)	-90.0%	20,842	—
Operating expenses	81,606	46,681	74.8%	60,750	34.3%
Loss from operations	(94,503)	(176,062)	-46.3%	(39,908)	136.8%
Other expenses, net	(5,802)	(4,480)	29.5%	(5,193)	11.7%
Income tax (expenses) credit	2,880	3,305	-12.8%	(2,046)	—
Net loss after income taxes	(97,425)	(177,238)	-45.0%	(47,147)	106.6%
Loss from equity investment	(482)	(874)	-44.9%	(85)	467.1%
.
Net loss	(97,907)	(178,111)	-45.0%	(47,232)	107.3%
.	¡¡
Accretion of interest to non-controlling interest holder	(262)	(259)	1.1%	1,603	—
.
Loss attributable to holders of ordinary shares	(98,169)	(178,370)	-45.0%	(45,629)	115.1%
.
Gross margin	-4.8%	-88.3%		6.1%
Operating margin	-35.3%	-120.2%		-11.6%
.
Net loss per ordinary share (basic)(1)	(0.00)	(0.01)		(0.00)
Net loss per ADS (basic)	(0.22)	(0.40)		(0.12)
Net loss per ordinary share (diluted)(1)	(0.00)	(0.01)		(0.00)
Net loss per ADS (diluted)	(0.22)	(0.40)		(0.12)
Wafers shipped (in 8” wafers)(2)	341,261	168,682	102.3%	402,114	-15.1%
Capacity utilization	75.4%	34.9%		92.2%

Note:

(1)	Based on weighted average ordinary shares of 22,352 million (basic) and 22,352 million (diluted) in 2Q09, 22,344 million (basic) and 22,344 million (diluted) in 1Q09 and 18,589 million (basic) and 18,589 million (diluted) in 2Q08

(2)	Including copper interconnects

•	Revenue increased to $267.4 million in 2Q09, up 82.5% QoQ from $146.5 million in 1Q09 due to a 102.3% increase in wafer shipments.

•	Cost of sales increased to $280.3 million in 2Q09, up 1.6% QoQ from $275.9 million in 1Q09.

•	Gross loss reduced to $12.9 million in 2Q09, compared to a gross loss of $129.4 million in 1Q09 and gross profit of $20.8 million in 2Q08.

•	Gross margins improved to -4.8% in 2Q09 from -88.3% in 1Q09 primarily due to a significant increase in wafer shipments and fab utilization QoQ.

•	Total operating expenses increased to $81.6 million from $46.7 million, an increase of 74.8% QoQ.

•	R&D expenses increased to $48.5 million in 2Q09, up 162.0% QoQ from $18.5 million since no substantial government subsidies were received in 2Q09. Excluding the government subsidies, R&D expenses increased by $7.4 million, representing an 18.0% increase QoQ due to higher expenses related to 45nm and other R&D activities.

•	G&A expenses increased to $17.2 million in 2Q09 from $14.9 million in 1Q09 due to a foreign exchange gain of $5.9 million associated with operating activities recorded in 1Q09. Excluding the foreign exchange difference, G&A expenses were reduced by $4.7 million, representing a 22.5% decrease QoQ.

•	Selling & marketing expenses increased to $6.9 million in 2Q09, up 64.1% QoQ from $4.2 million in 1Q09 due to an increase in selling expenses.

Analysis of Revenues

Sales Analysis
By Application	2Q09	1Q09	2Q08
Computer	4.3%	4.2%	7.9%
Communications	53.5%	50.9%	51.1%
Consumer	36.1%	32.9%	32.4%
Others	6.1%	12.0%	8.6%
By Service Type	2Q09	1Q09	2Q08

Logic(1)	90.9%	85.3%	85.7%
DRAM	2.7%	2.8%	3.6%
Mask Making, testing, others	6.4%	11.9%	10.7%
By Customer Type	2Q09	1Q09	2Q08

Fabless semiconductor companies	65.1%	70.9%	54.6%
Integrated device manufacturers (IDM)	18.2%	11.4%	25.7%
System companies and others	16.7%	17.7%	19.7%
By Geography	2Q09	1Q09	2Q08

North America	61.4%	60.4%	55.1%
Greater China(2)	33.2%	32.3%	31.4%
Asia Pacific(3)	3.9%	5.2%	6.9%
Europe	1.5%	2.1%	6.6%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	2Q09	1Q09	2Q08

0.065μm	0.1%	0.1%	0.0%
0.09μm	16.6%	8.1%	18.4%
0.13μm	29.7%	30.8%	22.9%
0.15μm	1.5%	0.8%	2.1%
0.18μm	29.8%	31.5%	37.7%
0.25μm	0.5%	0.4%	0.6%
0.35μm	21.8%	28.3%	18.3%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong and Taiwan
(3) Excluding Greater China

Capacity*

Fab / (Wafer Size)	2Q09	1Q09
Shanghai Mega Fab (8”)	88,000	85,000
Beijing Mega Fab (12”)	40,500	33,750
Tianjin Fab (8”)	34,300	32,000
Total monthly wafer fabrication capacity	162,800	150,750

Note:

• Wafers per month at the end of the period in 8” wafers

•	The increase in fab capacity during the quarter resulted from an improvement in overall fab production efficiency.

Shipment and Utilization

8” equivalent wafers	2Q09	1Q09	2Q08
Wafer shipments including copper interconnects	341,261	168,682	402,114
.
Utilization rate(1)	75.4%	34.9%	92.2%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 102.3% QoQ to 341,261 units of 8-inch equivalent wafers in 2Q09 from 168,682 units of 8-inch equivalent wafers in 1Q09, and down 15.1% YoY from 402,114 8-inch equivalent wafers in 2Q08.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q09	1Q09	QoQ	2Q08	YoY
Cost of sales	280,319	275,900	1.6%	322,077	-13.0%
Depreciation	146,763	158,000	-7.1%	153,783	-4.6%
Other manufacturing costs	126,655	111,166	13.9%	160,938	-21.3%
Deferred cost amortization	5,886	5,886	0.0%	5,886	0.0%
Share-based compensation	1,015	848	19.7%	1,470	-31.0%
Gross profit (loss)	(12,896)	(129,381)	-90.0%	20,842	—
Gross margin	-4.8%	-88.3%		6.1%

•	Cost of sales increased to $280.3 million in 2Q09, up 1.6% QoQ from $275.9 million in 1Q09.

•	Gross loss reduced to $12.9 million in 2Q09, compared to a gross loss of $129.4 million in 1Q09 and gross profit of $20.8 million in 2Q08.

•	Gross margins improved to -4.8% in 2Q09 from -88.3% in 1Q09 primarily due to an increase in wafer shipments and fab utilization QoQ.

Operating Expense Analysis

Amounts in US$ thousands	2Q09	1Q09	QoQ	2Q08	YoY
Total operating expenses	81,606	46,681	74.8%	60,750	34.3%
Research and development	48,450	18,494	162.0%	37,684	28.6%
General and administrative	17,196	14,928	15.2%	13,328	29.0%
Selling and marketing	6,905	4,208	64.1%	4,356	58.5%
Amortization of intangible assets	8,858	9,031	-1.9%	6,898	28.4%
Loss (income) from disposal of properties	197	20	861.7%	(1,517)	—

•	Total operating expenses increased to $81.6 million in 2Q09 from $46.7 million, an increase of 74.8% QoQ.

•	R&D expenses increased to $48.5 million in 2Q09, up 162.0% QoQ from $18.5 million since no substantial government subsidies were received in 2Q09. Excluding the government subsidies, R&D expenses increased by $7.4 million, representing an 18.0% increase QoQ due to higher expenses related to 45nm and other R&D activities.

•	G&A expenses increased to $17.2 million in 2Q09 from $14.9 million in 1Q09 due to a foreign exchange gain of $5.9 million associated with operating activities recorded in 1Q09. Excluding the effect from the foreign exchange difference, G&A expenses were reduced by $4.7 million, representing a 22.5% decrease QoQ.

•	Selling & marketing expenses increased to $6.9 million in 2Q09, up 64.1% QoQ from $4.2 million in 1Q09 due to an increase in selling expenses.

Other Income (Expenses)

Amounts in US$ thousands	2Q09	1Q09	QoQ	2Q08	YoY
Other income (expenses)	(5,802)	(4,480)	29.5%	(5,193)	11.7%
Interest income	635	436	45.5%	4,059	-84.4%
Interest expense	(8,386)	(5,498)	52.5%	(15,279)	-45.1%
Foreign currency exchange gain (loss)	219	(357)	—	2,478	-91.2%
Other, net	1,730	939	84.2%	3,549	-51.3%

•	Overall interest expense increased in 2Q09 due to lower interest subsidies received from local governments during the quarter.

•	Combined with the foreign exchange difference arising from operating activities, the Company recorded an overall foreign exchange loss of $0.8 million in 2Q09 as compared to a foreign exchange gain of $5.5 million in 1Q09.

Depreciation and Amortization

•	Total depreciation and amortization in 2Q09 was $202.9 million compared to $207.8 million in 1Q09.

Liquidity

Amounts in US$ thousands	2Q09	1Q09
Cash and cash equivalents	435,613	502,016
Restricted cash	22,580	11,228
Short term investments	3,313	20,732
Accounts receivable	236,413	156,177
Inventory	183,012	154,783
Others	74,717	78,728
Total current assets	955,648	923,664
.
Accounts payable	166,699	135,352
Short-term borrowings	273,678	270,078
Current portion of long-term debt	205,344	359,080
Others	147,726	144,146
Total current liabilities	793,447	908,656
.
Cash Ratio	0.5x	0.5x
Quick Ratio	0.8x	0.7x
Current Ratio	1.2x	1.0x

Capital Structure

Amounts in US$ thousands	2Q09	1Q09
Cash and cash equivalents	435,613	502,016
Restricted cash	22,580	11,228
Short-term investment	3,313	20,732
Current portion of promissory note	29,242	29,493
Promissory note	9,500	23,792
.
Short-term borrowings	273,678	270,078
Current portion of long-term debt	205,344	359,080
Long-term debt	615,999	533,090
Total debt	1,095,021	1,162,248
.	.
Shareholders’ equity	2,478,322	2,573,891
Total debt to equity ratio	44.2%	45.2%

•	With the strong support from our relationship banks, we have successfully refinanced the remaining $300 million long-term loan for our Beijing subsidiary during the quarter and extended the loan maturity by two and a half years.

Cash Flow

Amounts in US$ thousands	2Q09	1Q09
Net cash from operating activities	43,198	78,117
Net cash from investing activities	(27,353)	(81,785)
Net cash from financing activities	(82,191)	54,846
.
Net change in cash	(66,403)	51,786

Capex Summary

•	Capital expenditures for 2Q09 were $21 million. For the six-month period ended on June 30, 2009, the total capital expenditure was $44.9 million.

•	Total planned capital expenditures for 2009 will be approximately $190 million and will be adjusted based on market conditions.

Recent Highlights and Announcements

•	SMIC Achieves Silicon Success with High Performance 45-nanometer Process [2009-06-30]

•	SMIC Revises Up Second Quarter 2009 Quarter-on-Quarter Revenue Guidance [2009-06-29]

•	SMIC and Synopsys Announce the Availability of Reference Flow 4.0 [2009-06-24]

•	Change in Directorate and Change of Chairman [2009-06-23]

•	Annual General Meeting Held on June 23rd, 2009 Poll Results [2009-06-23]

•	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [2009-06-22]

•	SMIC Deploys Synopsys HSPICE Simulator for 45-nm Physical IP and Standard Cell Development [2009-06-4]

•	Closure of Register of Members [2009-06-03]

•	SMIC Announces Availability of 65-nanometer Low Leakage Process IP Portfolio [2009-05-15]

•	Grant of Options [2009-05-11]

•	SMIC Reports Results for the Three Months Ended March 31, 2009 [2009-04-29]

•	Notice of Annual General Meeting [2009-04-27]

•	2008 Annual Report [2009-04-27]

•	SMIC Circular [2009-04-27]

•	Non-exempt Continuing Connected Transactions With Datang [2009-04-17]

•	Announcements of 2008 Annual Results [2009-04-17]

•	SMIC and Dolphin Integration announce strategic partnership for Portable Media Players [2009-04-17]

•	Notification of Board Meeting [2009-04-16]

•	Notification of Approval of the Publication of 2008 Annual Results by the Board [2009-04-03]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
CONSOLIDATED BALANCE SHEET
(In US dollars)

	As of the end of
	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	435,613,297	502,015,857
Restricted Cash	22,579,630	11,227,741
Short-term investments	3,312,592	20,731,562
Accounts receivable, net of allowances of $5,637,336 and $5,870,986 at June 30 and March 31, 2009, respectively	236,412,588	156,177,160
Inventories	183,011,768	154,783,494
Prepaid expense and other current assets	53,276,615	57,287,558
Receivable for sale of manufacturing equipment	21,440,494	21,440,494
Total current assets	955,646,984	923,663,866

.
Prepaid land use rights	78,860,359	79,234,650
Plant and equipment, net	2,625,371,271	2,792,875,058
Acquired intangible assets, net	184,845,479	191,028,492
Deferred cost, net	35,318,637	41,205,077
Equity investment	10,275,172	10,756,777
Other long-term prepayments	825,389	1,486,807
Deferred tax assets	57,250,700	51,969,380
TOTAL ASSETS	3,948,393,991	4,092,220,107

.
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	166,698,508	135,351,888
Accrued expenses and other current liabilities	117,632,973	114,185,387
Short-term borrowings	273,678,075	270,078,251
Current portion of promissory note	29,242,001	29,492,873
Current portion of long-term debt	205,343,559	359,079,883
Income tax payable	851,539	467,869
Total current liabilities	793,446,655	908,656,151

.
Long-term liabilities:
Promissory notes	9,500,358	23,792,341
Long-term debt	615,998,747	533,090,173
Long-term payables relating to license agreements	16,488,420	18,375,736
Deferred tax liabilities	335,577	373,727
Total long-term liabilities	642,323,102	575,631,977

.
Total liabilities	1,435,769,757	1,484,288,128
.
Non-Controlling interest	34,302,529	34,040,748
.
Commitments
.
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 22,353,411,672 and 22,350,521,609 at June 30 and March 31, 2009, respectively	8,941,365	8,940,209
Additional paid-in capital	3,494,327,734	3,491,661,468
Accumulated other comprehensive (loss) income	98,945	169,290
Accumulated deficit	(1,025,046,339)	(926,879,736)

Total stockholders’ equity	2,478,321,705	2,573,891,231

.
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,948,393,991	4,092,220,107

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
Sales	267,422,419	146,518,884
Cost of sales	280,318,656	275,899,824
Gross loss	(12,896,237)	(129,380,940)

.
Operating expenses:
Research and development	48,450,248	18,494,784
General and administrative	17,195,574	14,927,735
Selling and marketing	6,904,892	4,207,593
Amortization of acquired intangible assets	8,858,012	9,030,614
Loss from sale of equipment and other fixed assets	196,980	20,484
Total operating expenses, net	81,605,706	46,681,210

.
Loss from operations	(94,501,943)	(176,062,150)
.
Other income (expense):
Interest income	634,737	436,294
Interest expense	(8,386,025)	(5,498,154)
Foreign currency exchange gain (loss)	219,319	(357,034)
Others, net	1,730,404	938,969

Total other expense, net	(5,801,565)	(4,479,925)

Loss before income tax	(100,303,508)	(180,542,075)
.
Income tax benefit	2,880,291	3,304,513
Loss from equity investment	(481,605)	(873,513)

Net loss	(97,904,822)	(178,111,075)
.
Accretion of interest to non-controlling interest holder	(261,781)	(258,904)
.
Loss attributable to holders of ordinary shares	(98,166,603)	(178,369,979)

.
Net loss per share, basic	(0.0044)	(0.0080)
Net loss per ADS, basic	(0.2196)	(0.3992)
Net loss per share, diluted	(0.0044)	(0.0080)
Net loss per ADS, diluted	(0.2196)	(0.3992)
.
Shares used in calculating basic loss per share	22,352,477,317	22,343,640,476

.
Shares used in calculating diluted loss per share	22,352,477,317	22,343,640,476

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
Operating activities:
.
Net Loss	(97,904,822)	(178,111,075)
.
Adjustments to reconcile net loss to net cash provided by operating activities:
.
Deferred taxes	(5,319,471)	(6,321,059)
Loss from sale of equipment and other fixed assets	196,980	20,484
Depreciation and amortization	191,368,626	196,535,950
Non-cash interest expense on promissory note and long-term payable relating to license agreements	992,974	1,046,426
Amortization of acquired intangible assets	8,858,012	9,030,614
Share-based compensation	2,630,178	2,272,359
Loss from equity investment	481,605	873,513
Changes in operating assets and liabilities:
Accounts receivable, net	(80,235,429)	43,194,535
Inventories	(28,228,273)	16,853,373
Prepaid expense and other current assets	4,672,361	(579,942)
Accounts payable	39,046,117	(6,456,221)
Accrued expenses and other current liabilities	6,255,592	(158,281)
Income tax payable	383,671	(84,138)
.
Net cash provided by operating activities	43,198,121	78,116,538

.
Investing activities:
.
Purchase of plant and equipment	(44,759,433)	(72,018,394)
Proceeds from government grant to purchase plant and equipment	14,544,928	6,437,831
Proceeds from sale of equipment	(191,827)	1,700,577
Proceeds received from sale of assets held for sale	(26,201)	770,931
Purchase of acquired intangible assets	(2,987,788)	(12,621,260)
Purchase of short-term investments	(5,648,618)	(31,496,963)
Sale of short-term investments	23,067,587	30,693,690
Change in restricted cash	(11,351,889)	(4,972,928)
Purchase of equity investment	—	(278,103)
.
Net cash used in investing activities	(27,353,241)	(81,784,619)

.
Financing activities:

.
Proceeds from short-term borrowings	215,404,493	182,644,921
Repayment of short-term borrowings	(211,804,669)	(113,824,443)
Repayment of long-term debt	(70,827,750)	(4,977,014)
Repayment of promissory note	(15,000,000)	—
Proceeds from exercise of employee stock options	37,245	15,937
Redemption of non-controlling interest	—	(9,013,444)
.
Net cash provided by (used in) financing activities	(82,190,681)	54,845,957

.
Effect of exchange rate changes	(56,759)	608,412

.
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(66,402,560)	51,786,288
.
CASH AND CASH EQUIVALENTS, beginning of period	502,015,857	450,229,569
.
CASH AND CASH EQUIVALENTS, end of period	435,613,297	502,015,857

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Edward S Yang as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
July 28, 2009